Exhibit 99.1

Provident Announces 2009 Third Quarter Results and November Cash Distribution

News Release 19-09
November 10, 2009

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced its 2009 third quarter interim financial and operating results and the November cash distribution of $0.06 per unit.

“Provident’s third quarter results were impacted by weakness in commodity prices,” said President and Chief Executive Officer, Tom Buchanan. “In the Midstream business, margins were also impacted by a decline in natural gas flows at Empress, resulting in lower throughput and higher extraction costs. In the Upstream business, a third-party natural gas pipeline outage in Northwest Alberta impacted production volumes. Despite these challenges, Provident made excellent progress towards our objective of crystallizing value and repositioning the Upstream business for growth with the sale of certain non-strategic oil and gas assets, primarily in Saskatchewan. Also during the quarter, Provident Midstream continued to execute its growth program with the acquisition of additional fractionation capacity at Sarnia and the completion of two new condensate storage caverns at Redwater. These initiatives position Provident for continued growth and long term value enhancement.”

Third Quarter Summary

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Consolidated funds flow from operations during the third quarter of 2009 was $55 million ($0.21 per unit), a decrease of 61 percent compared to $140 million ($0.55 per unit) in the third quarter of 2008, attributable to lower commodity prices, declining oil and natural gas production and reduced demand for natural gas liquids (NGL).

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Unitholder distributions in the third quarter of 2009 were $0.18 per unit resulting in a payout ratio of 86 percent, compared to the 66 percent payout in the third quarter of 2008 when Provident distributed $0.36 per unit. For the nine months ended September 30, 2009, Provident had a payout ratio of 79 percent compared to 63 percent for the first three quarters of 2008.

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Provident further enhanced its financial flexibility during the third quarter by reducing total net debt to $556 million. Total net debt includes the revolving term credit facility, subordinated convertible debentures and net working capital (excluding current portion of financial derivative instruments).

Provident Midstream

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NGL sales volumes were approximately 98,200 barrels per day (bpd) of NGL during the quarter, a decrease of 12 percent from approximately 111,300 bpd in the third quarter of 2008, reflecting lower overall demand for propane-plus products in both the Empress East and Redwater West business lines.

•	Provident continues to achieve growth in stable fee-for-service margin, primarily related to condensate storage and handling activities at its Redwater condensate hub. Gross operating margin from the

Provident Energy 2009 Third Quarter Results                                                                                                                                           - -

commercial services business line for the nine months ended September 30, 2009 was $45 million, an increase of 31 percent from $34 million in the first three quarters of 2008.

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Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) was $27 million in the third quarter, down 27 percent from $37 million in the third quarter of 2008 due to lower per barrel margins, lower NGL sales volumes and a $30 million realized loss from the commodity price risk management program.

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Provident acquired an additional 6.15 percent interest in the Sarnia fractionation facility (operated by BP Canada) for $18.5 million, effective August 1, 2009. The purchase increases Provident’s ownership in the facility to 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East System by approximately 7,400 bpd.

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Provident added 1,000,000 barrels (bbl) of new storage capacity at its Redwater facility, increasing net underground NGL storage capacity to 6 million barrels (mmbbl). The new caverns will be utilized for both commercial and operational storage.

Provident Upstream

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Oil and natural gas production was approximately 21,400 barrels of oil equivalent per day (boed) in the third quarter of 2009, down 24 percent from approximately 28,300 boed in the third quarter of 2008. This decrease is primarily due to natural declines and a third-party natural gas pipeline outage in Northwest Alberta that constrained approximately 1,200 boed of natural gas production during the quarter.

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Funds flow from operations was approximately $28 million in the third quarter of 2009, down 74 percent from $107 million in the same quarter of 2008. This decline reflects substantially lower oil and natural gas prices and lower production volumes, partially offset by a $3 million realized gain from the commodity price risk management program.

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Provident successfully completed the sale of its non-strategic oil and natural gas assets in Southeast and Southwest Saskatchewan as well as a minor Alberta property for cash consideration of $239 million. Daily production from the disposed properties during the third quarter was approximately 3,700 boed. Proceeds from these divestitures have been used to reduce bank debt.

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Subsequent to the third quarter, Provident announced an agreement to sell its Lloydminster assets to Emerge Oil & Gas Inc. for total consideration of $87 million, including $70 million cash and $17 million in equity. Daily production from these assets during the third quarter was 2,200 boed and the sale is expected to close by November 30, 2009.

Guidance Update

Management is making an adjustment to its 2009 adjusted EBITDA guidance for Provident Midstream to a range of $175 to $190 million (from $190 to $215 million previously), subject to market conditions. A decline in natural gas drilling activity in the Western Canadian Sedimentary Basin has resulted in lower natural gas border flows at Empress over the last three months. This has resulted in higher extraction premiums which have increased the overall cost of input gas in the Empress East business line. In addition, propane-plus sales volumes and prices continue to be impacted by lower NGL product demand.

Management expects production from Provident Upstream to average between 21,000 and 22,000 boed for 2009. The lower production volumes reflect the ongoing impact of the third-party natural gas pipeline disruption and the non-strategic asset dispositions in the third and fourth quarters. Upon conclusion of the previously announced Lloydminster asset disposition, Provident’s unconstrained 2009 exit production is expected to be between 15,000 and 15,500 boed, subject to the impact of the third-party pipeline failure in Northwest Alberta that occurred in July.

Provident Energy 2009 Third Quarter Results                                                                                                                                           - -

November Cash Distribution

The November cash distribution of $0.06 per unit is payable on December 15, 2009 and will be paid to unitholders of record as of November 24, 2009. The ex-distribution date will be November 20, 2009. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the TSX closing price on November 10, 2009 of $7.26, Provident’s yield is approximately 10 percent.

For unitholders receiving their cash distribution in U.S. funds, the November 2009 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9508. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas exploitation and production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

Provident Energy 2009 Third Quarter Results                                                                                                                                           - -